
February 7, 2013

<u>Via E-mail</u>
Andrew Jolley
Managing Member
Of Equisource Management, LLC
General Partner
2009 E. Windmill Lane
Las Vegas, NV 89123

> **Re:** **Equisource Hotel Fund I, LLP**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed January 30, 2013**
> **File No. 333-185267**

Dear Mr. Jolley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 4 of our comment letter dated December 28, 2012. We have forwarded your response to the Office of Mergers and Acquisition. They are considering your analysis with regard to the applicability of the tender offer rules to your unit repurchase program.

<u>Use of Proceeds, page 15</u>

2.   We note your response to prior comment 18. Please ensure the consistency of the disclosure included within the prospectus summary with those used elsewhere within the filing (e.g., the use of proceeds section on page 37 of your filing). Specifically, we note that you have included discussion within the prospectus summary that management may purchase defaulted notes secured by hotel properties where you believe there is an

opportunity to obtain such properties and that such discussion was not included within your disclosures on page 37.

Use of Proceeds, page 37

3.   We note your response to comment 24 of our comment letter dated December 28, 2012. Please reconcile the "purchase of hotels and hotel renovation" line item with the table on page 15 (in the summary section) by including footnote 4.

Policy with respect to certain activities, page 38

4.   We note your response to comment 7 of our comment letter dated December 28, 2012. Please revise your disclosure to provide the information required by Item 12(a), (c), (d), and (e). If you do not propose to engage in a particular activity, please make a specific statement to that effect. Refer to Instruction 1 to Item 12 of Form S-11.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

5.   We note your response to comment 25 of our comment letter dated December 28, 2012 and re-issue the comment in part. Please revise your disclosure in this section to provide details of your plan of operations, particularly with respect to the purchase of hotels, the categories of expenditures and the expected sources of funding. Please explain how you intend to meet each of the milestones if you cannot receive funding.

Results of Operations, page 39

6.   We note your response to prior comment 26 as well as your disclosure on page 73 under the section "Capital Contribution" where you have indicated that the general partner contributed $15,000 for start-up expenses. Since you have indicated that $3,986 in cash is what remains from the general partners' capital contribution of $15,000, please tell us why you have not reflected $15,000 of capital contributions within your statements of cash flows and why you have not reflected the offering costs within the statements of operations. Additionally, please tell us if you have incurred any organization costs to date and, if so, disclose your accounting policy.

Liquidity and Capital Resources, page 40

7.   We note your response to comment 27 of our comment letter dated December 28, 2012 and re-issue the comment in part. Please revise your disclosure to quantify your cash needs in the short term. Also revise your disclosure to state that you currently do not have an agreement in place for the $50,000 per person funding from management.

Prior Performance of the General Partners, page 50

8.   We note your response to comment 29 of our comment letter dated December 28, 2012 and re-issue the comment in its entirety. Item 8 of Industry Guide 5 applies to "programs" sponsored by your General Partner and affiliates. Please provide us an analysis as to whether EquiSource Management, LLC, your General Partner, and Equisource Holdings are "programs" and whether your General Partner or affiliates have other "programs." If so, please revise your disclosure to provide the information required by Item 8 of Industry Guide 5.

Security Ownership of Certain Beneficial Owners and Management, page 54

9.   We note your response to comment 32 of our comment letter dated December 28, 2012. Please clarify why the table indicates "5 persons" and footnote 3 lists four people.

Glossary, page 77

10.   We note your response to comment 31 of our comment letter dated December 28, 2012 where you included the qualifier. Given that you have limited assets and no revenues, we continue to believe that you do not have a reasonable basis for an estimated return or distribution. As such, please revise the definition of "limited partnership units" to remove the reference to a 7% per annum return.

Plan of Distribution, page 86

11.   We note your response to comment 35 of our comment letter dated December 28, 2012. Please revise your disclosure to set forth the basis in which your general partners and Mr. Jolley meet the safe harbor provisions set out in Rule 3a4-1 of the Securities Exchange Act of 1934, including the three preliminary requirements and one of the three alternative sets of conditions that must be satisfied.

Financial Statements

General

12.   Please provide updated and audited financial statements in an amended filing on Form S-11 which relates to your initial year which commenced from inception on September 19, 2012 through December 31, 2012. In addressing this comment, please refer to and ensure that your financial statements comply with the Accounting Standards Codification Sections 915-210-45 and 915-225-45 relating to development stage enterprises.

<u>Subscription Agreement</u>

13.   The representations specified in the last two paragraphs of Section 5 on page 3 should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, accounting reviewer, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel